EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2011(a)	2010(a)	2009(a)	2008	2007
	(Dollars in thousands)

Earnings before fixed charges:
Income before income taxes	$290,167	$221,680	$247,599	$193,574	$199,825
Interest and other debt expense	63,954	61,639	50,999	60,160	66,003
Interest portion of rental expense	912	522	435	1,318	2,004

Earnings before fixed charges	$355,033	$283,841	$299,033	$255,052	$267,832

Fixed charges:
Interest and other debt expense	$63,954	$61,639	$50,999	$60,160	$66,003
Interest portion of rental expense	912	522	435	1,318	2,004
Capitalized interest	688	847	379	1,990	2,553

Total fixed charges	$65,554	$63,008	$51,813	$63,468	$70,560

Ratio of earnings to fixed charges	5.42	4.50	5.77	4.02	3.80

(a)	Interest and other debt expense in 2011, 2010 and 2009 includes a loss on early extinguishment of debt of $1.0 million, $7.5 million and $1.3 million, respectively.